UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number	000-30678

GLOBAL SOURCES LTD.
(Translation of Registrant's Name into English)

Canon’s Court
22 Victoria Street
Hamilton, HM 12, Bermuda
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The Company has received a letter from NASDAQ dated May 11, 2012 addressed to the Company’s board of directors. The letter relates to NASDAQ’s trading halt of the Company's securities on NASDAQ on April 3, 2012, due to NASDAQ’s information requests that were part of NASDAQ’s cash verification review of various NASDAQ-listed companies.  NASDAQ confirmed in the letter that the Company has fully satisfied all of NASDAQ’s information requests, as a result of which trading of the Company’s securities on NASDAQ resumed on April 4, 2012, and that NASDAQ has no further questions about the matter.  The letter is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibit 99.1	NASDAQ letter from Michael S. Emen, Senior Vice President, Listing Qualifications dated May 11, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SOURCES LTD. (Registrant) By: /s/ Connie Lai Name: Connie Lai Title: Chief Financial Officer

Date:  May 15, 2012